

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2012

<u>Via Secure E-mail</u>
Martín Migoya
Chairman of the Board and Chief Executive Officer
Globant S.A.
Calle Velázquez 157, floor 5 "C"
28002 Madrid
Spain

> **Re: Globant S.A.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted September 10, 2012**
> **CIK No. 0001557860**

Dear Mr. Migoya:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need

sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   You disclose immediately below the fee table that you will convert to a *sociedad anónima* and change your name before effectiveness. Please note that you should allow adequate time for us to process the amendment that you file to reflect the conversion and to resolve any comments that we may raise. In addition, please explain to us the timing and the mechanics of this conversion, which we understand will be effectuated before your F-1 is publicly filed. As part of your analysis, please explain the basis on which the conversion is exempt from registration.

4.   Please provide us with copies of any remaining artwork or graphics that you intend to include in your prospectus.

5.   Please update your financial statements in accordance with Item 8(A)(5) of Form 20-F.

Corporate Structure

6.   Your disclosure on page 33 indicates that you are a holding company and your subsidiaries conduct all of your operations. Please provide disclosure that explains your corporate structure, including an organizational chart that shows your corporate structure. In this regard we note that your principal executive offices are located in Spain and your primary operations are in Argentina. Refer to Item 4(a) of Form F-1 and Item 4(C) of Form 20-F.

Inside Front Cover Page, page i

7.   Please move the text other than the table of contents and the first and third paragraphs that follow to a portion of the filing that is after the Risk Factors, in accordance with the plain English requirements of Securities Act Rule 421(d). The prospectus summary should immediately follow a one-page inside front cover page.

Currency Presentation and Analysis, page ii

8.   We note your inclusion of a glossary in the front of your prospectus, which is subject to the plain English principles of Rule 421(d) of Regulation C. Rule 421(d) provides that information in the front of the prospectus must highlight information that is important for investors, and must also be easy to read. See SEC Release No. 33-7497. The glossary should be moved to a section of the prospectus that is not subject to Rule 421(d). To conform to the requirements of Rule 421(b), replace specialized definitions with short descriptive phrases that you use throughout the text.

Presentation of Industry and Market Data, page iv

9.   Regarding the industry data you cite in your prospectus by IDC, Gartner, Red de Indicadores de Ciencia y Tecnologia, and Boston Consulting Group, tell us how you confirmed that the data reflects the most recent available information and whether any of those reports or surveys were prepared for your company or for the offering. Also, provide us with supplemental copies of the reports and surveys that you cite and from which the data in the prospectus is extracted. To expedite our review, please clearly mark the reports appropriately to designate the portions you rely upon in making the statements in the prospectus.

Summary

Our Company, page 1

10.   Please provide us with support for the statement in the fifth paragraph on page 1 regarding your "reputation for cutting edge work." Also provide us support for:
*   Your statement in the first full paragraph on page 2 that you have highly evolved methodologies, engineering capabilities, talent management practices, and a strong culture.
*   Your statement in the second bullet point on page 3 that you have the ability to deliver a distinctive blend of engineering, design and innovation services; and
*   Your statement in the third bullet point on page 3 that you have deep domain expertise in emerging technologies and related trends.

11.   Please disclose the objective criteria that you used to select the clients in the penultimate paragraph in this section. Also provide this information for the clients you disclose on pages 72 – 77 for each of your Studios and on page 81.

12.   Refer to the last full paragraph on page 1 and balance your disclosure by providing equivalent information, including the growth rate, of your net income.

Risk Factors, page 10

13.   Please consider revising your risk factor headings to provide a more descriptive disclosure of the risk that follows.

14.   Refer to your disclosure in the second and third paragraphs on page 139. Please include a risk factor that highlights the different filing requirements and exemptions that apply to you as a foreign private issuer.

Argentina, page 23

15.   You disclose in the last sentence of the first full paragraph on page 12 that there are uncertainties in the legal system in Argentina. Please tell us what consideration you gave to including a risk factor in this section that highlights the risk to your operations from an uncertain legal system.

16.   Please expand any risk factors in this section that may be affected by your disclosure in the last paragraph on page 92 where you indicate that access to the foreign exchange market may be limited irrespective of compliance with all legal requirements, through restrictions imposed by local banks, including the requirement of an opinion by the Argentine Central Bank.

Government intervention in the Argentine economy …, page 24

17.   Please break this risk factor into separate risk factors regarding the limitations on the ability to distribute dividends and the potential expropriation of Argentine assets. To the extent material, discuss separately the subsidy policies you mention in the first paragraph.

Our results of operations may be adversely affected …, page 24

18.   Please disclose the inflation rates that private entities have estimated compared to the INDEC rates.

Argentina's defaults with respect to the payment of its foreign debt …, page 25

19.   Please provide specific examples of how Argentina's inability to obtain financing and control inflation would affect your financial condition and results of operations.

Argentine exchange controls on the acquisition …, page 26

20.   Please disclose the effects of the foreign exchange controls on the ability of your Argentine subsidiaries to pay dividends to the parent company, and disclose the amount of revenues attributable to your Argentine subsidiaries.

Changes in Argentine tax laws …, page 28

21.   Discuss how the termination of the double taxation treaties will affect distributions to the Spanish holding company.

We are an emerging growth company…, page 32

22.   Please expand the last paragraph of this risk factor to disclose the other "certain circumstances" that would result in the loss of emerging growth company status. Refer to Securities Act Section 2(a)(19) and Exchange Act Section 3(a)(80).

There are significant and possibly unfavorable differences …, page 33

23.   To the extent that there is uncertainty regarding whether you will file a registration statement in the United States or whether there will be an available exemption from the Securities Act of 1933 if you were required to extend preemptive rights to shareholders, please describe the related risk to U.S. shareholders that they would not be able to participate in the offering.

Use of Proceeds, page 36

24.   Please note that if you disclose specific purposes for your net proceeds, such as here, on page 56, and elsewhere in your document, you must provide the disclosure required by Item 3.C. of Form 20-F. For example, you should break down the proceeds that you estimate will be used for repayment of debt, capital expenditures, and acquisitions. If the proceeds are not sufficient to fund all purposes, you should disclose the order of priority.

25.   Please disclose how you intend to invest the proceeds pending their use, such as investing in financial instruments of a certain duration or quality.

Operating and Financial Review and Prospects

2011 Compared to 2010, page 49

26.   You state that revenues increased $32.8 million in 2011. However, in the third paragraph of this section where you discuss revenue increase by industry verticals, the increases only account for $25.8 million. This is only a part of your total increase in revenues. Please revise to include a comprehensive discussion of the changes in your revenues. Likewise, provide similar enhanced disclosure for your 2010 period.

27.   Please disclose the reason for the decrease in revenues from Latin America for both the 2011 and 2010 periods. We note that revenues have decreased in both periods and it is unclear whether this constitutes a material trend.

Liquidity and Capital Resources

Restriction on Distribution of Dividends by Certain Subsidiaries, page 57

28.   Please tell us your consideration of including disclosure addressing how earnings are transferred from your Argentinian subsidiaries to your companies that are outside of Argentina (e.g., dividend payments). In this respect, describe how earnings of the consolidated affiliated entities flow through your organizational structure.

29.   Please tell us your consideration of including disclosure to address the dividend restrictions that could impact your ability to meet the company's cash obligations. In this regard, we note your risk factor disclosures on pages 24 and 26. We also note that Argentine and Uruguayan laws permit dividend payments from your subsidiaries incorporated in Argentina and in Uruguay only out of their net income, as well as your Colombian subsidiary. Please tell us and disclose if these net income amounts are calculated in accordance with IFRS or local accounting standards and regulations.

30.   We note from your risk factor disclosure on page 26 that Argentine currency is not freely convertible into foreign currencies, which may restrict your Argentine subsidiaries from remitting sufficient foreign currency to pay dividends or remit loans to the company. Please tell us your consideration of expanding your disclosures to explain what impact such restrictions may have on the flow of cash from your Argentine subsidiaries and how this may impact your operations and liquidity. See General Instructions II.B of Form F-1 and Item 5.B.1.(b) of Form 20-F.

Critical Accounting Policies and Estimates, page 60

31.   Please provide disclosure to explain how you determined the fair value of your stock appreciation rights.

32.   Consider providing disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair value based method applied under IFRS 2, disclosures of the fair value of stock options should be provided using the estimated IPO price.

33.   Please provide disclosure to explain how you have determined the fair value of your ordinary units.

34.   Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined for your most recent valuation date (i.e., June 30, 2012). This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation

methodologies employed that explain the changes in the fair value of your common stock.

Business

Expand our delivery footprint, page 71

35.   Please expand your disclosure in this section to discuss your plans to expand your presence in the United States. In this regard, we note the second full risk factor on page 15.

Government Support and Incentives, page 78

36.   Please disclose whether you have benefited from the exemption you mention in the last bullet point in this section regarding import duties on hardware and IT components. In addition, reconcile this benefit with your disclosure in the sixth bullet point on page 22 where you consider import duties to pose a risk to your business.

Quality Management System, page 79

37.   We note that the standard ISO 9001:2008 in the second paragraph differs from the ISO 9001:2000 that you define on page ii. Please clarify for consistency. In addition, clarify what you mean by "Maturity Level 3" with regard to CMMI.

Glow, page 79

38.   Please disclose the basis for your statement in the first full paragraph on page 80 that you "are one of the few companies…to employ such a tool for this purpose."

Clients, page 81

39.   You disclose that Electronic Arts is your largest client and accounted for 12.7% of your revenues in 2011. Please provide disclosure regarding the nature of your relationship with Electronic Arts and file any related agreements or tell us why you do not believe such agreements are material.

Regulatory Overview

Free Good Transmission Tax, page 90

40.   Please clarify under what circumstances this tax may be applicable to you. Also clarify under what circumstances the taxes you describe under Incoming Funds for Low or No Tax Jurisdictions would apply to you.

Municipal Taxes, page 91

41.   Please provide further disclosure on the amount of taxes that you may be subject to as a result of municipal tax laws or tell us why you do not believe that these amounts are material.

Management

Our Group Senior Management, page 97

42.   Please disclose Mr. Nocetti's functions at your company. Refer to Item 6.A.1 of Form 20-F.

Director Compensation, page 101

43.   You disclose in the third paragraph that the director compensation in the bullet points is paid in arrears. Please clarify if and how these payments will be applied for the 2012 fiscal year.

Principal and Selling Shareholders, page 102

44.   Please state the number of record holders in the United States and the corresponding percentage of the outstanding shares currently held in the United States. See Item 7.A.2 of Form 20-F.

45.   Footnotes (3), (4), (5), (12), and (14) disclaim beneficial ownership except to the extent of any pecuniary interest therein. Beneficial ownership includes the power to direct the voting or disposition of the securities or to receive the economic benefit of the securities. See General Instruction F to Form 20-F. Thus, because shareholders have the power to direct the voting or disposition of the shares, they are beneficial owners even if they do not receive the economic benefit of the securities. Please revise.

46.   For each of the entities you include in your table on page 102, disclose in the pertinent footnote the natural person that holds voting or investment power over the shares held by that entity.

Related Party Transactions, page 105

47.   Please file the agreements to which you are a party that are related to the February 2011 and January 2012 financings. Refer to Item 601(b)(10) of Regulation S-K. In addition:
        • Confirm that exhibit 10.1 includes the Shareholders Agreement that you disclose beginning in the penultimate paragraph on page 105 or file such an agreement;
        • File the agreement with Riverwood Advisory Services that you entered into on November 14, 2008;

- File the Equityholders Additional Agreement that you entered into on May 7, 2012; and
- File any written agreements that you entered into for the transactions that you describe under Other Related-Party Transactions on page 108.

Alternatively, please tell us why you believe that these agreements are not material in either amount or significance.

Description of Ordinary Shares

General, page 109

48.   Please attribute the statement in the last sentence to counsel or tell us how you are qualified to issue an opinion on the legality of your shares.

49.   You provide this disclosure as of the date of the financial statements, and we note that the organizational form of the company had not been changed as of that date. Please update the disclosure to present it as of a date following the formation of Globant S.A.

Spanish Tax Considerations, page 121

50.   Please specify the requirements of article 118 in the CIT Law, and indicate whether it will apply. Specifically, state the anticipated tax consequences for holders of your securities instead of indicating that U.S. holders will be treated in alternative manners depending on whether article 118 applies.

Taxation

Wealth Tax, page 122

51.   It appears that U.S. investors will be subject to this tax. Please expand your disclosure to explain when the tax will be due and how the specific rate is determined. In addition, clarify how the exemption affects the taxes paid, such as whether it is treated as a deduction or tax credit.

Enforceability of Civil Liabilities, page 135

52.   In the risk factor on page 34, you state that you have been advised by Spanish and Argentine counsel on the enforceability in the Spanish or Argentine courts of a judgment obtained in the U.S. courts against certain persons. To the extent this disclosure is based on the opinion of counsel, please identify counsel in the registration statement.

Martín Migoya
Globant S.A.
October 5, 2012
Page 10

53.   In your discussion of Spain and Argentina, disclose whether shareholders may bring an original action in each country under the civil liability provisions of the U.S. federal securities laws.

Notes to the Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

3.3 - Revenue Recognition, page F-15

54.   Please clarify if you enter into contracts that have more than one component. Your response should address your consideration of paragraph 13 of IAS 18.

3.5 – Foreign currencies, page F-16

55.   We note that the Company's functional currency is the US dollar while the parent is based in Spain and most of your subsidiaries are based outside the United States. Tell us whether the parent's operations were measured using the currency of the primary economic environment to measure transactions. See paragraph 8 of IAS 21 and refer to Rule 3-20 of Regulation S-X.

Note 7 – Income Taxes

7.1 – Income Tax Recognized in Profit and Loss, page F-26

56.   Please break out your current and deferred taxes between domestic and foreign. Refer to paragraph 79 of IAS 12.

Note 22 – Employee Benefits, page F-35

57.   Please expand your disclosures to disclose how you determined the fair value of your stock appreciation rights at each grant date. Refer to paragraph 46 of IFRS 2.

Note 24 – Segment Information, page F-38

58.   We note your disclosure of "Europe" revenue. Please tell us what consideration you gave to paragraph 33(a) of IFRS 8 that requires you to disclose revenues for Spain, your country of domicile. In addition, please clarify if revenue attributed to any individual foreign country, such as the United States, is material and should be separately disclosed. Also, please note that you should disclosure your basis for attributing revenues from external customers to individual countries.

59.   Please disclose non-current assets located in your country of domicile and located in all foreign countries. Refer to paragraph 33(b) of IFRS 8.

Note 28 – Appropriation of Retained Earnings under Subsidiaries' local law, page F-44

60.   We note from your disclosures on page 26 that under Argentine law, your Argentine subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets. Please tell us your consideration of disclosing the amounts of retained earnings or net income restricted or free from restriction and to presenting parent only financial statements. Provide us with your analysis and explain whether the amount of restricted net assets exceed 25% of your consolidated net assets as of December 31, 2011. Refer to paragraph 41(d) of IAS 27 and Rule 5-04(c) of Regulation S-X.

Exhibit Index

61.   You disclose the existence of an export credit line from an affiliate of your underwriter on page 128. Please file any related agreements or tell us why you do not believe that such an agreement should be filed in light of Item 601(b)(10) of Regulation S-K and the relationship of this lender to one of your underwriters. Also file or provide similar analysis for your credit agreements that you disclose on page F-46.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's September 26, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures.htm.

        Regardless of whether you submit your correspondence in connection with your confidential draft registration statement on EDGAR or via secure e-mail, please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so that we do not repeat or refer to that information in our comment letters to you.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director